IN THE MATTER OF

                                FILE NO. 70-8411

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                                     UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                            Allegheny Ventures, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601








               The Commission is requested to send copies of all
             notices, orders and communications in connection with
                       this Application / Declaration to:


Jeffrey D. Serkes                          Gayle M. Hyman
Senior Vice President and                  Deputy General Counsel
  Chief Financial Officer                  Allegheny Energy Service Corporation
Allegheny Energy Inc.                      800 Cabin Hill Drive
800 Cabin Hill Drive                       Greensburg, PA  15601
Greensburg, PA  15601

This certificate is filed pursuant to Rule 24 for the quarter ended December 31, 2004. Through December 31, 2004, Allegheny Energy, Inc. ("Allegheny Energy") has not made any capital contributions to Allegheny Ventures, Inc. ("Allegheny Ventures") and its subsidiaries. Other specific activities performed by Allegheny Ventures during the fourth quarter of 2004 are shown below.

I.  DESCRIPTION OF ACTIVITIES
    -------------------------

CONSULTING AND ENGINEERING SERVICES

         Allegheny Ventures through its subsidiaries provided engineering, consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

ENERGY MANAGEMENT SERVICES:

APS COGENEX

         Allegheny Ventures and EUA-Cogenex continue to provide energy management services under the terms of their joint venture agreement for APS Cogenex. Activities related to the joint venture and the development of energy management activities have been limited to a selected focus area. There have been no efforts to expand the joint venture activities to new customers. It is anticipated that the potential for additional development projects at the selected location are limited at this time. No additional investments were made during the quarter.

ELECTRIC WHOLESALE GENERATORS (EWGS) AND FOREIGN UTILITY COMPANIES (FUCOS)

         During the fourth quarter of 2004, Allegheny Ventures did not make any incremental capital contributions to its EWGs or FUCOs investments.

COMMUNICATIONS

         Allegheny Ventures, through Allegheny Communications Connect ("ACC"), provides state-of-the-art communications services to the wholesale and business markets and communication services to its affiliates.

HEATING, VENTILATION AND AIR CONDITIONING SERVICES

         Allegheny Ventures, through Appalachian Heating, engages in the sale, installation and servicing of residential and commercial heating, ventilation and air conditioning ("HVAC") and commercial plumbing systems.

II.  GUARANTEES OR ASSUMPTION OF LIABILITIES
     ---------------------------------------

         Allegheny Energy did not provide any guarantees or assume any liabilities on behalf of Allegheny Ventures or its subsidiaries during the three months ended December 31, 2004.

III.  SERVICES PROVIDED BY ALLEGHENY VENTURES TO ASSOCIATE COMPANIES:
      ---------------------------------------------------------------

         Except as stated above, Allegheny Ventures did not provide any services to associate companies during the fourth quarter of 2004.

IV.  FACTORING ACTIVITIES:
     ---------------------

         Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable during the fourth quarter of 2004.



                                              ALLEGHENY ENERGY, INC.
                                              ALLEGHENY VENTURES, INC.



                                              By: /s/ Thomas R. Gardner
                                                  ----------------------------

                                                  Thomas R. Gardner
                                                  Vice President, Controller &
Dated: March 31, 2005                             Chief Accounting Officer

                            ALLEGHENY VENTURES, INC
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                    Three months ended      Twelve months ended
                                     December 31, 2004       December 31, 2004
                                   --------------------------------------------
OPERATING REVENUES                            $8,144                  $40,016

OPERATING EXPENSES:
   Operations and maintenance                  6,656                   46,377
   Depreciation and amortization                 621                    2,711
   Taxes other than income taxes                  71                      731
                                   --------------------------------------------
     Total operating expenses                  7,348                   49,819
                                   --------------------------------------------
OPERATING INCOME (LOSS)                          796                   (9,803)

OTHER INCOME (EXPENSES), NET                   1,812                      354

INTEREST EXPENSE                                   1                        2
                                   --------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES              2,607                   (9,451)

INCOME TAX (EXPENSE) BENEFIT                  (1,195)                   3,846
                                   --------------------------------------------
NET INCOME (LOSS)                             $1,412                  $(5,605)
                                   ============================================

                      ALLEGHENY VENTURES, INC
                     CONSOLIDATED BALANCE SHEET
                           (IN THOUSANDS)
                            (UNAUDITED)

                                                          December 31, 2004
                                                        ---------------------
ASSSETS
CURRENT ASSETS:
   Cash and cash equivalents                                         $7,562
   Accounts receivable:
     Customer                                                         2,147
     Other                                                            2,132
     Allowance for uncollectible accounts                              (386)
   Materials and supplies                                             2,987
   Deferred income taxes                                              2,209
   Prepaid taxes                                                        156
   Taxes receivable                                                   4,428
   Other                                                                 17
                                                       ---------------------
     Total current assets                                            21,252
                                                       ---------------------

PROPERTY, PLANT AND EQUIPMENT:
   In service, at original cost                                      43,068
   Accumulated depreciation                                          (8,698)
                                                       ---------------------
     Subtotal                                                        34,370
   Construction work in progress                                      1,058
                                                       ---------------------
     Total property, plant and equipment                             35,428
                                                       ---------------------

INVESTMENTS AND OTHER ASSETS:
   Unregulated investments                                            3,589
   Other                                                                370
                                                       ---------------------
     Total investments and other assets                               3,959
                                                       ---------------------

DEFERRED CHARGES:
   Deferred income taxes                                             20,430
   Other                                                                 58
                                                       ---------------------
     Total deferred charges                                          20,488
                                                       ---------------------

TOTAL ASSETS                                                        $81,127
                                                       =====================

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
   Accounts payable                                                  $2,273
   Accounts payable to affiliates, net                                1,107
   Other                                                              2,564
                                                       ---------------------
     Total current liabilities                                        5,944
                                                       ---------------------

OTHER LIABILITIES                                                     1,294
                                                       ---------------------

STOCKHOLDER'S EQUITY                                                 73,889
                                                       ---------------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                          $81,127
                                                       =====================